SCHEDULE 13D

Amendment No.
Physicians Clinical Laboratory Incorporated common stock
Cusip # 71940R104
Filing Fee: Yes


Cusip # 71940R104
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	669,672
Item 8:	None
Item 9:	669,672
Item 10:	None
Item 11:	669,672
Item 13:	9.9985%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the common stock, $0.01 par value (the "Shares") of Physicians Clinical Laboratory
Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2495
Natomas Park Drive, Sacramento, CA 95833.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR, and Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Comany Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by one of the Fidelity Funds, and three of the Accounts.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 334,836 Shares for cash in the amount of approximately $1,302,838, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 254,475 Shares sold aggregated approximately $830,481. The attached Schedule B sets forth Shares purchased and/or sold since July 15, 1995.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 843,786 Shares for cash in the amount of approximately $2,857,810, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 254,475 Shares sold aggregated approximately $830,481. The attached Schedule B sets forth Shares purchased and/or sold since July 15, 1995.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Other than described in Item 6, neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure,
(iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	FMR, Fidelity, and FMTC, beneficially own all 669,672
Shares.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 80,360 Shares, or approximately
1.20% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 589,311 Shares, or approximately 8.80% of the outstanding Shares of the Company.
FMR could also be deemed to beneficially own certain of such Shares through its ownership of the general partner of certain private investment funds. The number of Shares held by the Fidelity Funds includes 80,360 Shares of common stock resulting from the assumed conversion of $980,400 principal amount of the 7.5% Convertible Subordinated Debenture (81.9672 shares of common stock for each $1,000 principal amount of the debenture). The number of Shares held by the Accounts includes 589,311 Shares of common stock resulting from the conversion of $7,189,600 principal amount of the 7.5% Convertible Subordinated Debenture described above. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares.
The combined holdings of FMR, Fidelity, and FMTC, are 669,672
Shares, or approximately 9.9985% of the outstanding Shares of the Company.

	(b)	FMR, through its control of Fidelity, investment
advisor to Fidelity Copernicus Fund, L.P. ("Copernicus") a private investment limited partnership and the Fidelity Fund that owns Shares, and Copernicus each has the sole power to dispose of and vote or direct the voting of 80,360 Shares owned directly by Copernicus. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 589,311 Shares and sole power to vote or to direct the voting of 589,311 Shares, and no power to vote or to direct the voting of 0 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Except as described below, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securitites.

	One the date of this report, one Fidelity Fund and three Accounts hold interests under a Credit Agreement entered into as of April 1, 1994, as amended, by and among the Company and certain financial institutions. As previously reported by the Company, certain events of default have occurred under this credit facility; accordingly, the Company is presently discussing with the holders of such debt (including the Fidelity Fund and Accounts who hold such debt) the resolution of these defaults, including possibly a restructuring of the credit facility. The Fidelity Fund and Accounts who hold such debt have not, as of the date of this report, entered into any agreement with the Company with respect to any security of the Company.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	January 16, 1996	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr -
Fidelity
		Management &
Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer





SCHEDULE B


Physicians Clinical Laboratory Incorporated

One Fidelity Fund(s) purchased the 7.5% Convertible Subordinated Debenture since July 15, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

		PRINCIPAL
	DATE	AMOUNT	PRICE

	09-14-95	220,000	$20.13
	10-05-95	3,000,000	33.50
	10-12-95	270,000	33.50
	10-18-95	80,000	25.25
	10-18-95	515,000	27.75



SCHEDULE B


Physicians Clinical Laboratory Incorporated

One Fidelity Fund(s) sold the 7.5% Convertible Subordinated Debenture since July 15, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

		PRINCIPAL
	DATE	AMOUNT	PRICE

	11-09-95	3,104,600	$26.75






SCHEDULE B


Physicians Clinical Laboratory Incorporated

Three Accounts(s) purchased the 7.5% Convertible Subrdinated Debenture since July 15, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

		PRINCIPAL
	DATE	AMOUNT	PRICE

	09-14-95	180,000	$20.13
	10-05-95	1,000,000	33.50
	10-12-95	230,000	33.50
	10-18-95	60,000	25.25
	10-18-95	2,615,000	27.75
	11-10-95	6,209,200	26.88







SCHEDULE B


Physicians Clinical Laboratory Incorporated

One Account(s) sold the 7.5% Convertible Subordinated Debenture since July 15, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

		PRINCIPAL
	DATE	AMOUNT	PRICE

	09-14-95	400,000	$20.00
	11-09-95	3,104,600	26.75